The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (212) 326-0600

RECEIVED

2006 OCT 16 A 11:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 05, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

06017577

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice concerning Amendment of Forecast for Financial Results of the 1st Half FY2006

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

10/18

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Toru Matsuura
Title: Controller

(Appendix – Referential Data)

1. Amended Forecast for Financial Results of 1HFY2006

(Consolidated)	Billions of Yen		
	Previous forecast (A)	**Amendment forecast (B)**	Change (B) - (A)
Net business profit before credit costs	93.0	**105.0**	+12.0
Net operating profit	82.0	**105.0**	+23.0
Net income	50.0	**65.0**	+15.0

(Non consolidated)	Billions of Yen		
	Previous forecast (A)	**Amendment forecast (B)**	Change (B) - (A)
Net business profit before credit costs (*)	78.0	**90.0**	+12.0
Credit costs (a)	10.0	**0.0**	-10.0
Net non-recurring profit	3.0	**5.0**	+2.0
Net operating profit	71.0	**95.0**	+24.0
Extraordinary income	0.0	**0.0**	0.0
(Reversal of reserves) (b)	0.0	**0.0**	0.0
Net income	43.0	**60.0**	+17.0
Total credit costs (a) - (b) (**)	10.0	**0.0**	-10.0

(*) Net business profit before credit costs = Net business profit + Trust account credit costs + Net transfer to general reserve

(**) Total credit costs = Trust account credit costs + Banking account credit costs - Reversal of reserve

2. BIS Capital Adequacy Ratio

(Consolidated)	Billions of Yen	
	March 2006	**September 2006 (Preliminary)**
BIS capital adequacy ratio	10.90%	**11.0 to 11.5%**
Tier 1 ratio	6.21%	**6.0 to 6.5%**
Total stockholders' equity	1,595.8	**1,780.0**
Tier 1	909.3	**970.0**
Total risk adjusted assets	14,640.7	**15,700.0**

3. Assets Classified under the Financial Reconstruction Law

(Banking a/c and Principal guaranteed trust a/c combined)

(Non consolidated)	Billions of Yen	
	March 2006 (A)	**September 2006 (Preliminary)**
Ratio to total loan balance	0.9%	**0.8 to 0.9%**
Assets Classified under the Financial Reconstruction Law	109.4	**100.0**
Total loan balance	11,567.6	**12,100.0**
Special Mention excl. Substandard	452.9	**330.0**

Figures are after the partial direct write-off.

4. Net Unrealized Gains/ Losses of "Available-for-sale Securities"

(Banking a/c)

(Non consolidated)	Billions of Yen	
	March 2006 (A)	**September 2006 (Preliminary)**
Available-for-sale securities	411.7	380.0
(for stocks only)	447.1	400.0

For further information, please contact: IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654